Exhibit 2

CONSENT OF QUALIFIED PERSON

July 8, 2014

I, William E. Roscoe, Ph.D., P.Eng., do hereby consent to the public filing of the report titled “Technical Report on a Mineral Resource Estimate Update for the Phoenix Uranium Deposit, Wheeler River Project, Eastern Athabasca Basin, Northern Saskatchewan, Canada” (the Technical Report), prepared for Denison Mines Corp. and dated June 17, 2014, and extracts from, or the summary of, the Technical Report in the press release of Denison Mines Corp. dated June 17, 2014 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

(Signed) “William E. Roscoe”

William E. Roscoe, Ph.D., P.Eng.

RPA Inc. 55 University Ave. Suite 501  |  Toronto, ON, Canada M5J 2H7  |  T +1 (416) 947 0907         www.rpacan.com